Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 28 DATED APRIL 9, 2003
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 28 to you in order to supplement our prospectus. This supplement, dated April 9, 2003 to our prospectus dated June 7, 2002, updates information in the "Real Property Investments," "Management" and "Plan of Distribution" sections of our prospectus. This Supplement No. 28 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 27 dated March 28, 2003, Supplement No. 26 dated March 19, 2003 and Supplement No. 25 dated March 7, 2003 (Supplement No. 25 superseded certain information contained in our prospectus and prior supplements dated between June 18, 2002 and February 27, 2003), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since March 28, 2003, the date of our last supplement. We purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Date	Approx. Acquisition Costs, including	Gross Leasable Area	Physical Occupancy as of 4/10/03	No. of
Property	Type	Built	Acquired	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Glenmark Centre Route 857 and I-68 Morgantown, WV	NC	1999/2000	4/03/03	13,312,000	122,167	100	19	Shop 'n Save Michaels Crafts

Brooker Creek 36301 East Lake Road Palm County, FL	NC	1994	3/28/03	8,700,000 (1)	77,596	100	16	Publix

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center

(1) As part of the purchase of this property, we assumed the existing modified debt with a remaining principal balance of approximately $4,468,000. The loan requires interest only payments based on an annual rate of 7.875% and matures December 2004.

Management

Compensation of Directors and Officers

The following replaces the information contained in the first sentence on page 61 under the heading "Compensation of Directors and Officers".

Effective March 1, 2003, we pay our outside directors an annual fee of $18,000 plus $1,000 for each meeting of the board or committee of the board attended in person, a fee of $400 for each meeting of the board or a committee of the board attended by telephone and reimbursement of their out-of-pocket expenses incurred.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001, the first offering terminated. Our second offering began February 1, 2001. As of August 29, 2002, we had sold 50,000,000 shares in our second offering resulting in gross proceeds of $497,842,917, thereby completing the second offering. Inland Securities Corporation also served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 29, 2002, we had incurred $42,631,670 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $455,211,247 of net proceeds from the sale of those 50,000,000 shares. Our third offering began June 7, 2002. As of April 7, 2003, we had sold 93,357,670 shares in our third offering, resulting in gross proceeds of $932,461,688. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of April 7, 2003, we had incurred $82,148,609 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $820,313,079 of net proceeds from the sale of those 93,357,670 shares. An additional 4,782,399 shares have been sold pursuant to our Distribution Reinvestment Program as of April 7, 2003, for which we have received additional net proceeds of $45,432,793. As of April 7, 2003, we had repurchased 590,611 shares through our Share Repurchase Program resulting in disbursements totaling $5,532,126. As a result, our net offering proceeds from all offerings total approximately $1,470,291,916 as of April 7, 2003, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay affiliates of our advisor, which are owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the years ended December 31, 2002, 2001 and 2000, we have incurred and paid property management fees of $4,870,084, $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the year ended December 31, 2002, we had incurred $5,293,000 of such fees, of which $2,000,000 was unpaid at December 31, 2002. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $6,677,000 are included in the purchase prices we have paid for all our properties purchased through April 7, 2003. As of April 7, 2003, we had invested approximately $1,218,000,000 in properties that we purchased for an aggregate purchase price of approximately $1,955,000,000, and we had invested approximately $129,000,000 in notes receivable from developers of five shopping centers. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of April 7, 2003, we had net offering proceeds of approximately $126,000,000 available for investment in additional properties. As of April 7, 2003, we have committed to the acquisition of an additional $924,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.